UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of June, 2021

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____     Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________      No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________      No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1. Notice to Shareholders

  ULTRAPAR PARTICIPAÇÕES S.A.

  NOTICE TO SHAREHOLDERS

  Preemptive Right

  São Paulo, June 28, 2021 – Ultrapar Participações S.A. (B3: UGPA3 / NYSE: UGP, “Company”) informs that, on June 25, 2021, at 2:00 p.m., the Company’s extraordinary general shareholders’ meeting was held to offer to its shareholders the preemptive right, proportionally to the respective interest in the Company’s total and voting capital stock, for the acquisition of common, nominative shares with no par value of Imifarma Produtos Farmacêuticos e Cosméticos S.A. (“Extrafarma”), privately-held company enrolled with CNPJ under No. 04.899.316/0001-18, under the terms and for the purposes of article 253, item I, of Law 6,404/76 (“Preemptive Right”), in connection with the signature of the Sale and Purchase Agreement (“SPA”) entered into with Empreendimento Pague Menos S.A. (“Purchaser”), which defined the terms and conditions for the acquisition, by the Purchaser, of up to 100% (one hundred percent) of the total and voting capital stock of Extrafarma (the “Transaction”). Extrafarma is a wholly-owned subsidiary of Ipiranga Produtos de Petróleo S.A. (“Ipiranga”), which, in turn, is a wholly-owned subsidiary of the Company.

  The Company’s shareholders will be entitled to exercise Preemptive Rights over 1,342,240,000 (one billion, three hundred and forty-two million, two hundred and forty thousand)  shares issued by Extrafarma, equivalent to 100% of its capital stock, and the exercise of the Preemptive Right shall be ensured to the shareholders holding the shares issued by the Company at the end of the trading day of June 25, 2021, in which case the shares issued by the Company shall be traded, ex-Preemptive Right, beginning June 28, 2021.

  The Preemptive Right shall be ensured at the proportion of 1.23352455546346 common shares issued by Extrafarma for each common share issued by the Company and owned by the shareholders. The possible fractions of the shares issued by Extrafarma resulting from the exercise of the Preemptive Right shall be rounded (i) upwards, to the nearest whole number, if the resulting fraction is equal to or above 0.5 (zero point five) of share, or (ii) downwards, to the nearest whole number, if the resulting fraction is below 0.5 (zero point five) of share.

1

  The acquisition price of each share issued by Extrafarma is R$ 0.447091 (“Price per Share”)1, payable in Brazilian reais, as described in detail in Exhibit I. The Price per Share shall be subject to the price adjustments set forth in the SPA and detailed in Exhibit I, whose results shall be timely disclosed by the Company through the Notice to the Shareholders (“Final Price per Share”). In the event the Final Price per Share is above the Price per Share, the shareholders shall supplement the respective payments to the Company within 5 (five) days from the date of disclosure of the Final Price per Share, under the penalty of losing the Preemptive Right, as referred to above.

  In addition, the Company points out that, considering that the payment of the Price per Share is subject to the terms, conditions and adjustment methods defined in Exhibit I, the shareholders exercising the Preemptive Right shall (i) provide the bank guarantee, duly issued under the terms described in Exhibit II, in order to ensure the payment of the total exercise value of the Preemptive Right by the respective shareholder or, alternatively, (ii) pay, in advance, in a single installment in cash, the amount payable by the respective shareholder on the date of exercise of the respective Preemptive Right.

  The lack of full payment of the Final Price per Share, by any shareholder that has declared the intention to exercise the Preemptive Right under the terms informed in this Notice to the Shareholders or the non-compliance with any of the applicable terms and conditions for the exercise of the Preemptive Right, as informed in this Notice to the Shareholders, shall imply  the Preemptive Right granted to the respective shareholder is lost and return of the eventually paid amounts.

  The shareholders shall exercise the Preemptive Right within 30 (thirty) days, from June 30, 2021, inclusive, to July 29, 2021, inclusive. The Preemptive Right may be freely assigned by the Company's shareholders to third parties, under the terms of article 171, paragraph 6, of Law No. 6,404/76.

  The shareholders under the custody of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), whose shares are deposited in the Central Depositary of Assets, shall receive the respective Preemptive Rights through the custody agents, in accordance with the rules defined by the Central Depositary of Assets, in conformity with the terms and conditions defined in this Notice to the Shareholders. The Preemptive Right may be traded in the stock exchange, from June 30, 2021, inclusive, to July 26, 2021, inclusive (“Negotiation Period of the Preemptive Right”).

  During the Negotiation Period of the Preemptive Right, the shareholders may voluntarily transfer the Preemptive Rights to Banco Bradesco S.A. Anyway, after the close of trading day on July 28, 2021, B3 shall automatically transfer the Preemptive Rights granted to all shareholders to Banco Bradesco S.A., in conformity with the procedure described below. The Preemptive Right shall be exclusively exercised with Banco Bradesco S.A.

  1 The total effective amount to be paid by the shareholders due to the exercise of their Preemptive Right will be rounded (i) up to the nearest amount of cents of Real, if the resulting fraction is equal to or greater than R$0.005 (five tenths of cents) of share, or (ii) down to the nearest whole number, if the resulting fraction falls below R$0.005 (five tenths of cents).

2

  The shareholders holding the Company’s shares under the custody of Banco Bradesco S.A., which intend to negotiate the Preemptive Right, shall request to Banco Bradesco S.A. the issuance of the respective right assignment term. The right assignment term shall be delivered to Banco Bradesco S.A., duly registered with the notary office, accompanied by the Documents referred to below. The Preemptive Right shall be exercised by the shareholders exclusively through the bookkeeping by Banco Bradesco S.A., which is the depositary of the Company’s shares, in any of the Brazilian branches of Banco Bradesco S.A., upon presentation of the exercise term of the preemptive right (available at the Company’s website), duly signed and registered with the notary office, accompanied by the documents below (“Documents”), as applicable (“Term for the Exercise of the Preemptive Right”):

    Individual: (i) identity card (RG or RNE); and (ii) CPF.
    Legal entity: (i) registered copy of the agreement or restated bylaws; (ii) CNPJ; (iii) registered copy of the corporate documents that prove the powers of the signatory of the subscription bulletin; and (iv) registered copy of RG or RNE, CPF and proof of residence of the signatory(ies). Additional documents may be required from foreign investors.
    Representation by Proxy: proxy with specific powers, accompanied by the abovementioned documents, however the case may be, of the grantor and attorney-in-fact.

  The addresses of the branches of Banco Bradesco S.A. may be obtained in the bank’s website: www.bradescocustodia.com.br or by telephone (11) 3684-4522.

  The signature of the Term for the Exercise of the Preemptive Right shall represent the irrevocable and unconditional intention of the signatory to acquire the shares under such term, in which case the signatory shall be subject to the irrevocable and unconditional obligation to perform the payment of the corresponding amount on the date of the signature and comply with the other obligations for the exercise of the Preemptive Right, under the terms and conditions defined in this Notice to the Shareholders.

  The shareholders shall complete the Term for the Exercise of the Preemptive Right and inform the number of the Extrafarma’s shares to be acquired based on the respective equity interest held in the Company’s capital stock at the end of the trading day of June 25, 2021. Any eventual requests for the exercise of the Preemptive Right, considering a number of shares above the number entitled to the signatory of the Term for the Exercise of the Preemptive Right shall be disregarded.

  The Preemptive Right shall not be exercised by the holders of the American Depositary Shares (“ADS”), under the custody of Bank of New York Mellon.

  The effective receipt of the Extrafarma’s shares, in connection with the exercise of the Preemptive Right, shall be performed after elapse of time, on the date to be subsequently disclosed by the Company through the Notice to the Shareholders.

3

  Finally, the Company informs that Extrafarma is a privately-held company and does not have marketable securities admitted for trading in the securities market (stock exchange or over-the-counter market). Accordingly, Extrafarma’s shares do not have liquidity and there are no indication that they will have liquidity.

  Summary Table

Preemptive Right
Ownership basis entitled to the Preemptive Right	06.25.2021
Exercise Period of the Preemptive Right	06.30.2021 to 07.29.2021

  São Paulo, June 28, 2021

  Rodrigo de Almeida Pizzinatto

  Chief Financial and Investors Relations Officer

  This document shall not be considered an offer for the sale or request for the purchase of the marketable securities held by the Company or Extrafarma, as well as the marketable securities held by the Company or Extrafarma shall not be sold in any jurisdiction where such offer, request or sale is deemed unlawful.

  The preemptive right in relation to the shares issued by Extrafarma was not, and shall not be registered in the context of the Securities Act of 1933, as amended (“Securities Act”) or any other federal or state law of the United States, and such marketable securities may not be offered, sold, pledged or otherwise transferred in the United States or to other persons resident or domiciled in the United States or established in accordance with the laws of the United States (U.S. persons), except if such offer or sale is exempt or is not subject to registry in the context of the Securities Act and any applicable securities law enacted by the states of the United States.

4

  EXHIBIT I

  Price per Share, Final Price per Share and Conditions Precedent

  Capitalized words, expressions and abbreviations not expressly defined in this Exhibit I will have the meanings assigned to them at the Management’s Proposal for the Extraordinary General Shareholders’ Meeting to be held on June 25, 2021.

    Extrafarma’s Price per Share

  1.1.           Price per Share Amount

  Extrafarma’s Price per Share is R$ 0.4470912.

  The Price per Share was based on an enterprise value of Extrafarma of R$ 700,000,000.00, which, discounting the amount of existing indebtedness as of December 31, 2020, totaling R$ 99,896,614.12, resulted at an equity value of R$ 600,103,385.88.

  1.2.           Number of Shares Offered

  A total of 1,342,240,000 (one billion, three hundred and forty-two million, two hundred and forty thousand) shares issued by Extrafarma shall be offered, corresponding to 100% of its share capital.

  1.3.           Interest ratio between Ultrapar/Extrafarma shares for the exercise of the Preemptive Rights

  Each share issued by Ultrapar will give the right to acquire 1.23352455546346 shares issued by Extrafarma, upon the exercise of the Preemptive Rights. Any fractions of shares issued by Extrafarma resulting from the exercise of the Preemptive Rights will be rounded (i) up, to the nearest whole number, if the resulting fraction is equal to or greater than 0.5 (five tenths) of share; or (ii) down, to the nearest whole number, if the resulting fraction is less than 0.5 (five tenths) of share.

  1.4.           Payment Method

  The Price per Share shall be paid in Brazilian national currency, in 3 (three) installments, as described in item 1.5 below, except for the possibility of payment in cash provided for in item 4 below.

  1.5.           Installments

  2 The total effective amount to be paid by the shareholders due to the exercise of their Preemptive Right will be rounded (i) up to the nearest amount of cents of Real, if the resulting fraction is equal to or greater than R$0.005 (five tenths of cents) of share, or (ii) down to the nearest whole number, if the resulting fraction falls below R$0.005 (five tenths of cents).

5

  The first installment shall have the amount of R$ 0.223545 (“1st Installment”); the second installment shall have the historical amount of R$ 0.111773 per share, subject to monetary correction and, as the case may be, also to adjustments (“2nd Installment”); and the third installment shall have the historical amount of R$ 0.111773 per share, subject to monetary correction and, as the case may be, also to adjustments (“3rd Installment”)3.

  1.6.           Payment Term

  1st Installment: Immediate payment.

  2nd Installment: Term of 12 (twelve) months as of the Closing Date (as defined below).

  3rd Installment: Term of 24 (twenty-four) months as of the Closing Date (as defined below).

  1.7.           Adjustment

  The amounts of the 2nd Installment and the 3rd Installment will be adjusted by the positive variation of the CDI plus 0.5% (zero point five percent) per year, with the Closing Date as the initial term and the effective payment date of the respective installment term as the final term.

    Final Price per Share

  The Price per Share set out above may be adjusted according to the adjustment mechanisms provided for in the SPA and described below (“Price Adjustment Mechanisms”), resulting in the Final Price per Share.

  3 The total effective amount to be paid by the shareholders due to the exercise of their Preemptive Right will be rounded (i) up to the nearest amount of cents of Real, if the resulting fraction is equal to or greater than R$0.005 (five tenths of cents) of share, or (ii) down to the nearest whole number, if the resulting fraction falls below R$0.005 (five tenths of cents).

6

  2.1.           Defined Terms

“Reference Working Capital”	means the Extrafarma’s working capital assumed for the establishment of the Acquisition Price.
“Final Working Capital”	means the Extrafarma’s Working Capital at the Closing Date, calculated based on the Closing Balance Sheet.
“Closing Date”	means the date of completion of the Transaction.
“Adjustment Payment Date”	means the date on which the payment of the Acquisition Price adjustment will be due, pursuant to the SPA, which will be informed by the Company to the market in due course.
“Final Adjustment Statement of the Acquisition Price”

  means the statement that shall be delivered to Ipiranga by the Purchaser within 90 (ninety) days after the Closing Date, with base date on the Closing Date, containing the Final Net Debt and the Final Working Capital, accompanied by the Closing Balance Sheet.

“Net Reference Debt”	means Extrafarma’s net debt assumed for the establishment of the Acquisition Price.
“Final Net Debt”	means Extrafarma’s net debt at the Closing Date, calculated based on the Closing Balance Sheet.
“Acquisition Price”

  means the amount of R$ 600,103,385.88 (six hundred million, one hundred and three thousand, three hundred and eighty-five Reais, and eighty-eight cents), corresponding to R$ 0.447091 per share of Extrafarma.

“Preliminary Acquisition Adjusted Price”	means the Acquisition Price adjusted in accordance with item 2.1 below.

  2.1.            Preliminary Acquisition Adjusted Price

  Within 5 (five) Business Days before the Closing Date, Ipiranga shall prepare and deliver to the Purchaser the Extrafarma’s balance sheet whereby the base date will be the Closing Date (“Preliminary Closing Balance Sheet”), in order to demonstrate, based on the methodology, definitions and method of calculation described in the SPA, the estimated net debt and the estimated working capital of the Extrafarma on the Closing Date (“Estimated Net Indebtedness” and “Estimated Working Capital”, respectively).

  If: (a) the Estimated Working Capital is greater than the Reference Working Capital, the Acquisition Price shall be increased by an amount corresponding to such difference; (b) the Estimated Working Capital is smaller than the Reference Working Capital, the Acquisition Price shall be reduced by an amount corresponding to such negative difference; (c) the Estimated Net Indebtedness is greater than the Net Reference Debt, the Acquisition Price shall be reduced by an amount corresponding to such difference; and (d) the Estimated Net Indebtedness is smaller than the Net Reference Debt, the Acquisition Price shall be increased by an amount corresponding to such difference.

7

  2.2.            Payment of the Preliminary Acquisition Adjusted Price

  If the Preliminary Acquisition Adjusted Price is higher than the Acquisition Price, the Acquisition Price installments shall be increased proportionally (i.e. 50%, 25% and 25%) by the respective amount. If the Preliminary Acquisition Price Adjustment is lower than the Acquisition Price, the installments of the Acquisition Price shall be reduced proportionately (i.e. 50%, 25% and 25%) in the respective amount.

  2.3.            Final Acquisition Price

  The Preliminary Acquisition Adjusted Price will also be subject to additional adjustments in order to determine the final price for acquisition of Extrafarma’s shares (the “Final Acquisition Price”). Accordingly, within 90 (ninety) days after the Closing Date, the Purchaser shall arrange for the collection of the Extrafarma’s balance sheet with the Closing Date base date (“Closing Balance Sheet”), in order to confirm, based on the methodology, definitions and calculation method described in the SPA, (i) the Final Net Debt; and (ii) the Final Working Capital, and the Purchaser shall provide Ipiranga, within the same period, with a statement containing the Final Net Debt and the Final Working Capital, accompanied by the Closing Balance Sheet (“Final Adjustment Statement of the Acquisition Price”). Depending on the case, the determination of the Final Acquisition Price will be subject to the specific dispute settlement mechanism provided for in the SPA.

  2.4.            Payment of the Acquisition Price Final Adjustment

  If: (a) the Preliminary Acquisition Adjusted Price is smaller than the Final Acquisition Price, the installments of the Preliminary Acquisition Adjusted Price shall be increased proportionally (i.e. 50%, 25% and 25%) in the amount of the negative difference between such amounts, and the amount of the adjustment in the Preliminary Acquisition Adjusted Price installment due on the Closing Date shall be paid by the shareholders exercising the Preemptive Rights to Ipiranga, in national currency, on the Adjustment Payment Date, adjusted by the CDI rate plus 0.5% (zero point five percent) per year from the Closing Date to the Adjustment Payment Date; or (b) if the Preliminary Acquisition Adjusted Price is greater than the Final Acquisition Price, the positive difference between such amounts shall be reduced proportionally (i.e. 50% and 50%) of the installments still due from the Final Acquisition Price (“Acquisition Price Final Adjustment”). Also in the event that the Acquisition Price Final Adjustment is due in favor of the shareholders exercising Preemptive Rights in an amount greater than the amount of the installments due, Ipiranga will pay such shareholders the excess amount of the installments due on the Adjustment Payment Date; and the amounts due under the SPA shall be adjusted by the CDI rate plus 0.5% (zero point five percent) per year from the Closing Date to the date of its effective payment or offsetting, as the case may be.

8

  2.5.            Application to the Company’s Shareholders

  The Company disclosed in this Exhibit I the applicable terms for verification of the Final Acquisition Price under the SPA. Considering the nature and complexity of the calculations necessary to verify this amount and, in particular, to verify the Final Price per Share to be paid by the Company’s shareholders in the event of exercise of the Preemptive Rights, the Company will disclose to its shareholders in due course, via Market Announcement, the amount of the Preliminary Acquisition Adjusted Price and the Final Price per Share.

    Conditions Precedent

  The closing of the Transaction is also subject to usual conditions precedent for this type of transaction, such as the approval from the Brazilian Administrative Council for Economic Defense – CADE.

  In addition, the Company points out that, under the SPA, if Preemptive Rights relative to more than 15% (fifteen percent) of Extrafarma’s total shares are exercised, the Purchaser may terminate the SPA without any penalty or fine being due to Ipiranga or to the Company and its shareholders. In this case, no shares of Extrafarma will be sold, either to the Purchaser or to the shareholders who have exercised the Preemptive Rights, with Ipiranga remaining the holder of 100% of Extrafarma’s shares. Under this context, the Company's shareholders that are bound by the Shareholders' Agreement have already indicated that they will not exercise their Preemptive Rights.

    Guarantee

  As a guarantee for the payment of the amounts due by virtue of the exercise of the Preemptive Right (2nd Installment, 3rd Installment and adjustments referred to in item 2 above), upon exercise of the Preemptive Right, the bank guarantee shall be provided with the characteristics defined in Exhibit II to this Notice to the Shareholders (“Bank Guarantee”).

  Alternatively to the presentation of the Bank Guarantee, the holders of the Preemptive Right may elect to perform the payment in cash, upon exercise of such right, of one hundred percent (100%) of the Price per Share. In this case, the possible adjustments referred to in item 2 above shall be immediately applicable to those shareholders that have selected the option referred to in this paragraph.

9

  EXHIBIT II

  Bank Guarantee

  Words, expressions and abbreviations in capital letters, not expressly defined in this Exhibit II, shall have the meanings attributed to them in the Notice to the Shareholders disclosed on June 28, 2021.

                   Bank Guarantee Amount

  The bank guarantee to be presented by the signatory of the Term for the Exercise of the Preemptive Right shall provide for the unconditional obligation to ensure the payment of the total amounts to be eventually payable by virtue of the exercise of the Preemptive Right, including the amounts arising from the adjustments to the calculation of the Previously Adjusted Acquisition Price and the Final Acquisition Price, as well as the amounts of the 2nd Installment and the 3rd Installment.

                   Effective Date

  The bank guarantee shall be granted on an irrevocable basis and be effective from the date of presentation of the Term for the Exercise of the Preemptive Right to Banco Bradesco S.A. through the date of payment of the 3rd Installment.

                   Financial Institution Providing the Service

  The bank guarantee shall be contracted with one of the following financial institutions: (a) Banco Itaú Unibanco S.A., (b) Banco Bradesco S.A., (c) Bank of America Merrill Lynch Banco Multiplo S.A., (d) Banco Santander (Brasil) S.A., (e) Banco do Brasil S.A., (f) Banco BTG Pactual S.A., (g) Banco Credit Suisse (Brasil) S.A., (h) Banco J. P. Morgan S.A., or (i) Banco Citibank S.A.

                   Term for the Payment of the Financial Institution Providing the Service

  The bank guarantee shall provide for that (i) the financial institution providing the service waives the benefit referred to in article 827 of the Civil Code; and (ii) the payment on behalf of the signatory of the Term for the Exercise of the Preemptive Right shall be performed within five (5) business days from the Company’s request in this regard.

10

  SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  Date: June 28, 2021

ULTRAPAR HOLDINGS INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

  (Notice to Shareholders)